[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

                                                               February 25, 2008


VIA EMAIL AND COURIER

Thomas E. Lauria, Esq.
Partner
White & Case LLP
Wachovia Financial Center
200 South Biscayne Boulevard
Suite 4900
Miami, Florida 33131-2352

               RE: Delphi Corporation and its related Debtor and non-Debtor subsidiaries and affiliates (collectively "Delphi") -- Investment Agreement with Plan Investors

Dear Tom:

          This is a supplement to our earlier letter dated February 20, 2008, which responded to your letter to Delphi on behalf of the Plan Investors (other than Goldman Sachs) dated February 13, 2008. This letter is written to (1) confirm developments subsequent to our earlier response and (2) respond to your second letter dated February 24, 2008, in which you allege on behalf of ADAH that Delphi's proposed exit financing package that was scheduled to be publicly announced this morning "is non-compliant, and inconsistent, with the EPCA". Capitalized terms in this letter have the same meaning as defined in the February 20th response.
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Thomas E. Lauria, Esq.
February 25, 2008
Page 2

               Re-launching of Delphi's Exit Financing Facilities

          Both Appaloosa and your firm (principally through Jim Bolin and you) have been briefed on several occasions regarding the timetable for the re-launching of Delphi's exit financing facilities this week with GM's increased participation. As both ADAH and you are aware from discussions with Delphi's representatives, Delphi's lead arrangers believe that there is a reasonable prospect of successfully completing the syndication of the exit financing over the next several weeks and that the climate for auto sector syndications has improved recently suggesting that time is of the essence in these turbulent capital markets.

          Both Mr. Bolin and you were provided under separate cover over the weekend with copies of Delphi's press announcement which was scheduled to be released this morning at 11:00 a.m. EST as well as the marketing materials that were proposed to be made available to prospective lenders in connection with the lender teleconference that was scheduled for tomorrow (Tuesday, February 26, 2008). Rather than provide any constructive comments on either document or make any other proposal, ADAH asserted through your February 24, 2008 letter that the proposed exit financing:

               o is non-compliant, and inconsistent, with the EPCA, including, among other provisions, sections 5(p) and 5(t) of the EPCA; and

               o    is not the "Debt Financing" as contemplated by the EPCA.

In the letter, ADAH also reserved all of its rights and cautioned the Debtors about their disclosure obligations to the proposed bank syndicate and under applicable securities laws.

          ADAH is a very sophisticated investor. ADAH surely understood and intended that the delivery of the February 24, 2008 letter to Delphi would disrupt the re-launch of the exit financing and interfere with Delphi's ability to consummate the Plan, among other matters. As ADAH must expect, Delphi does not believe that it would be equitable or proper under the EPCA for ADAH potentially to have the opportunity to consider the exercise of a termination right under the EPCA if the Plan is somehow not consummated by March 31, 2008 when the actions of one or
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Thomas E. Lauria, Esq.
February 25, 2008
Page 3

more of the Investors would be the direct or indirect cause of any inability by Delphi to meet an EPCA condition.

          Even though Delphi is compliant in all respects with the EPCA, ADAH's contrary assertion, unless withdrawn by ADAH, would have to be publicly disclosed in connection with the re-launch of the exit financing and in other contexts including with respect to the planned filing with the SEC later this week of Delphi's amendment to the S-l registration statement for the rights offerings. Because Delphi is compliant with the EPCA and ADAH and the other Plan Investors will be obligated to close and fund the EPCA next month upon Delphi's satisfaction of the closing conditions in the EPCA (each of which Delphi believes will be satisfied prior to the targeted March 28, 2008 closing), Delphi believes that the February 24, 2008 letter is a further example of the failure of ADAH and the Investors to use their reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable to cooperate with the company and to consummate and make effective the transactions as required by Section 6(d) of the EPCA.

          Nevertheless, in order to mitigate any damage to the Debtors, including any damage to the re-launching of the exit financing, Delphi has postponed the press release and related calendar for at least one business day to provide ADAH with the opportunity to withdraw the February 24, 2008 letter in writing and to move forward in a cooperative fashion with the company and its other stakeholders to procure the exit financing, close the EPCA and consummate the Plan. Accordingly, Delphi requests that ADAH withdraw the February 24, 2008 letter by 3:00 p.m. EST today. In the event that ADAH does not withdraw the February 24, 2008 letter by that time, Delphi will communicate with Chambers and request a Chambers conference for 1:30 p.m. EST tomorrow, Tuesday, February 26, 2008 or such other time tomorrow as is convenient to the Court. Delphi will ask that Chambers require that counsel and a principal for each Plan Investor participate in the Chambers conference. In the event that this matter cannot be resolved consensually today or tomorrow, Delphi will ask the Bankruptcy Court to schedule an expedited hearing on this matter later this week and judicially determine that the proposed exit financing is in compliance with the EPCA.

          As you know, Delphi's representatives have worked diligently for many weeks to resolve any obstacles to consummation of the Plan including developing a viable exit financing solution. At each step, ADAH has been consulted and its views have been factored into Delphi's considerations and actions. Delphi's board of directors, executive management team and advisors very much desire to continue to work with ADAH and the other Investors on a fully consensual path

Thomas E. Lauria, Esq.
February 25, 2008
Page 4

which results in consummation of the Plan on or prior to March 28, 2008. However, both to comply with their obligations under the EPCA and as fiduciaries to their stakeholders, the Debtors are independently obliged to use their reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Plan including the EPCA.

                 Report on IRS/PBGC Waivers Extension Settlement

          In the February 13, 2008 letter, you requested a status report with respect to current discussions between Delphi, the IRS and the PBGC concerning Delphi's January 31, 2008 request to extend the three pension waivers that currently expire on February 29, 2008. Our February 20th response letter included a written communication from the PBGC of that same date which was appended as Exhibit B to the response. Subsequently, following the Chambers conference on February 21, 2008 in which the two of us both participated (along with other representatives of the Debtors, Plan Investors, Statutory Committees, GM and the PBGC), Delphi and the PBGC agreed to extend the waivers for 30 days to March 31, 2008. In connection with the extension, Delphi will extend the Letters of Credit currently outstanding from March 15, 2008 to April 15, 2008 and will increase the amount of the Letters of Credit by $10 million, representing interest for one month (February 29 to March 31) on the missed contributions. In anticipation of the receipt of the three formal waiver extensions from the Internal Revenue Service later this week, Delphi will today be presenting an order to show cause order to Chambers for expedited approval of the waiver extensions at the Delphi hearing previously scheduled for tomorrow, February 26, 2007 at 10:00 a.m. EST.

       Alleged Conduct of Plan Investors and/or Additional Plan Investors

          As was discussed previously with you and with the Bankruptcy Court and the parties participating in the Chambers conference on February 21, 2008, Delphi has a fiduciary responsibility to evaluate information received by the company which may materially affect the best interests of the company and its stakeholders in the chapter 11 cases. As we reported to you in our February 20, 2008 response letter, credible information has recently come to Delphi's attention that one or more Investors may have been trading and/or shorting one or more of Delphi's outstanding public securities and may have engaged in conduct that violates the EPCA and is detrimental to Delphi and its other stakeholders in connection therewith. In our February 20, 2008 response letter, we advised you that it was necessary that ADAH provide the following information to the undersigned on
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Thomas E. Lauria, Esq.
February 25, 2008
Page 5

behalf of the company by the close of business on Friday, February 22, 2008: (a) a complete list of all Investors; (b) the name, address, telephone and email contact information for the principal contact(s) at each such Investor; (c) a copy of any written agreement between ADAH and any such Investor relating to Delphi, its chapter 11 cases or the EPCA, and (d) a written statement summarizing any knowledge that ADAH and/or its representatives has with respect to the accuracy and/or credibility of the information described in the immediately preceding paragraph or any similar matter.

          As of this morning, the information requested from ADAH had not been provided. Given the gravity of this information, if accurate, and considering the Court's comments expressed during last week's Chambers conference, Delphi will have no alternative but to request the Court's assistance tomorrow in obtaining the information requested from the Investors if the responsive information is not received prior to that time. We know that ADAH and your firm appreciate Delphi's responsibilities in these matters and look forward to your immediate response.

                                   Conclusion

          As we communicated last week, the company believes that if the Investors will proceed with their reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable to cooperate with the company and to consummate and make effective the transactions contemplated by the EPCA that the Plan will become effective on or prior to March 31, 2008. The company looks forward to working with ADAH and the remaining Investors to meet this timetable over the next month.

                                                        Sincerely yours,


                                                        /s/ John Wm. Butler, Jr.
                                                        John Wm. Butler, Jr.

cc:   Mr. John D. Sheehan
      David M. Sherwin, Esq.
      Sean P. Corcoran, Esq.
      Robert J. Rosenberg, Esq.
      Brad Eric Scheler, Esq.
      Jeffrey Tenenbaum, Esq.